EXHIBIT (a)(8)





C. Gregory Morris                                   Howard L. Wolk, President
Chief Financial Officer, Executive Vice President   HAC, Inc.
Homeowners Group, Inc.                              4040 Mystic Valley Parkway
400 Sawgrass Corporate Parkway                      Medford, MA 02155
Sunrise, FL 33305                                   (617) 393-9300
(954) 845-9100

                                                           FOR IMMEDIATE RELEASE

        HAC, INC. TO ACQUIRE REMAINING INTEREST IN HOMEOWNERS GROUP, INC.


         Sunrise,  FL, September 17, 1997 Homeowners  Group,  Inc. (OTC Bulletin
Board: HOMG) and HAC, Inc. ("HAC"), parent company of CC Acquisition Corporation ("CCAC"), announced the signing of a Fourth Amendment to the Agreement and Plan of Merger, dated as of May 14, 1996, as amended, pursuant to which CCAC will commence a tender offer to acquire any or all of the outstanding shares of Homeowners that HAC does not already own for total consideration of up to $2.06 per Share, $.55 of which shall be net to seller in cash, and $1.51 of which shall be held in escrow pending resolution of certain tax liabilities that may be assessed against the Company. HAC is an affiliate of The Cross Country Group.

         It is anticipated that the tender offer will be followed by a merger of CCAC into Homeowners, with Homeowners being the surviving legal entity. In the Merger, stockholders of Homeowners will receive the same consideration for their shares as stockholders who tender into the tender offer.

         The tender offer is neither conditioned upon receipt of financing nor subject to a minimum number of shares being tendered.

         The tender offer and the Merger Agreement were approved by the Board of Directors of Homeowners, acting on the recommendation of a Special Committee of Independent Directors.

         All of the members of the Board of Directors of Homeowners and one executive officer, have agreed to tender all of their shares, representing a total of 12.6% of Homeowners' outstanding shares.

         HAC and its affiliates presently own 29.5% of the shares outstanding.

         Homeowners is a leading provider of goods and services to the real estate industry and has a national membership network of approximately 15,000 real estate brokerage offices located in 49 states and the District of Columbia with an estimated 200,000 member brokers and sales agents. Additionally, Homeowners has nationwide network of approximately 17,000 service contractors supporting its national home warranty and service contract business. Corporate headquarters is in Sunrise, Florida.